Filed by: Knowles Corporation

pursuant to Rule 425

under the Securities Act of 1933, as amended, and

deemed filed pursuant to Rule 14d-2

under the Securities Exchange Act of 1934, as amended

Subject Company: Audience, Inc.

Commission File No. 001-35528

On April 30, 2015, the following was distributed to Knowles employees.

To:	Knowles Employees
From:	Jeffrey Niew, President & Chief Executive Officer
Subject:	Knowles Acquires Audience: A Special Message from CEO Jeffrey Niew

Earlier today we announced the acquisition of Audience. The combined company changes the audio landscape, by creating the industry’s most comprehensive range of audio capabilities. We will be uniquely positioned to optimize the audio signal path that will enhance performance and enable new applications. I am excited about this new relationship and the tremendous opportunity it offers us.

Why Audience? Why Now?

We are eager to build upon a decade of innovation at Audience as they are a leading provider of voice and audio processing solutions. Their technologies improve the voice quality and the user experience in mobile devices. Audience expands our digital signal processing and software capabilities and uniquely positions us to support a broad range of audio products. In addition, the acquisition creates the following benefits:

•	An aligned vision and values, which enable us to be future-focused and solutions-based.

•	A unique and comprehensive capability set through the combined expertise of Knowles’ enhanced acoustic products and technology with Audience’s strong audio processing and software portfolio and engineering innovations.

•	A stronger foothold to serve customers globally.

Overall, the integration solidifies Knowles’ position as the market leader and supports our transition from an acoustics company to an audio solutions company.

What This Means for Knowles Employees

This is an exciting and historic day and you should take pride in your hard work and dedication through the years. It is because of you that we are well positioned to make this strategic acquisition. Your spirit of innovation and willingness to push boundaries is what made this integration possible. That’s why I am confident we are ready to move forward together.

You will benefit from being part of an organization with enhanced capabilities in audio signal processing and software solutions. These enhancements create a path for improved products and technology, along with greater opportunities for us over the long term.

Leaders from both companies have continuously demonstrated their enthusiasm for this integration and each one has played a significant role in facilitating a successful union of companies. The benefits of a Knowles-Audience combination and its impact on you have been and will continue to be our focus throughout the completion of the transaction.

What Happens Next?

The transaction has been approved by Knowles’ and Audience’s Boards of Directors. We anticipate final approval of the transaction to be in the third quarter, depending on the timing of regulatory approvals.

Until the transaction is complete, Knowles and Audience will remain separate companies and it will be business as usual for all of us. The key to our success has been–and must continue to be–our customers. As we move forward, we ask that you continue to focus on your day-to-day responsibilities, and on providing our customers with quality products and solutions they come to expect from Knowles.

Keeping You Informed

As with any major change, I am sure today’s announcement sparks many questions. I encourage you to share your questions with your manager.

I hope you share my excitement about the opportunities ahead. Thank you for all that you do for Knowles. And, thank you for your ongoing commitment to make this acquisition a success.

Sincerely,

Jeffrey Niew

President and CEO

Forward-Looking Statements

This communication contains certain statements regarding business strategies, market potential, future financial performance, future action, results and other statements that do not directly relate to any historical or current fact which are “forward-looking” statements within the meaning of the safe harbor provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “estimate,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” and similar expressions, among others, generally identify forward-looking statements, which speak only as of the date the statements were made. The matters discussed in these forward-looking statements are based on current plans, expectations, forecasts and assumptions and are subject to risks, uncertainties and other factors that could cause actual outcomes or results to differ materially from those projected, anticipated or implied in these forward-looking statements. Where, in any forward-looking statement, an expectation or belief as to future results or events is expressed, such expectation or belief is based on the current plans and expectations of management and expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will be achieved or accomplished. Many factors that could cause actual results or events to differ materially from those anticipated include those matters described under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of Knowles’ and Audience’s Annual Reports on Form 10-K for the year ended December 31, 2014, subsequent Reports on Forms 10-Q and 8-K and other filings Knowles and Audience make with the SEC. Any forward-looking statement speaks of as of the date on which it is made and neither Knowles nor Audience assume any obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise, except as required by applicable law. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the tender offer and the proposed merger; uncertainties as to how many of the holders of shares of common stock of Audience will tender their shares into the tender offer; the possibility that various closing conditions for the tender offer or the proposed merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the tender offer or the proposed merger; the effects of disruption from the tender offer or the proposed merger making it more difficult for Knowles or Audience to maintain relationships with employees (including potential difficulties in employee retention), collaboration parties, other business partners or governmental entities; legal proceedings that may be instituted against Knowles, Audience and others following announcement of the business combination; other business effects, including the effects of industrial, economic or political conditions outside of Knowles’ or Audience’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in this communication and other documents filed with the SEC by Knowles or Audience, as well as the Schedule TO to be filed with the SEC by Orange Subsidiary, Inc. Neither Knowles nor Audience undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

Additional Information and Where to Find It

The exchange offer for the outstanding common stock of Audience has not yet commenced. This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Audience. Audience’s stockholders are urged to read the relevant exchange offer documents when they become available because they will contain important information that stockholders should consider before making any decision regarding tendering their shares. At the time the offer is commenced, Knowles will file exchange offer materials with the U.S. Securities and Exchange Commission and Audience will file a Solicitation/Recommendation Statement with respect to the offer. The exchange offer materials (including a Prospectus and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the exchange offer. The Prospectus and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of Audience at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Free copies of the Offer to Purchase, the related Letter of Transmittal and certain other offering documents will be made available by Audience free of charge on Audience’s website at audience.com under the heading “Investors” of Audience’s website.

Interests of Certain Persons in the Offer and the Merger

Knowles will be, and certain other persons may be, soliciting Audience stockholders to tender their shares into the exchange offer. The directors and executive officers of Knowles and the directors and executive officers of Audience may be deemed to be participants in Knowles’ solicitation of Audience’s stockholders to tender their shares into the exchange offer. Investors and stockholders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of Knowles and Audience in the exchange offer by reading the Prospectus and certain other offer documents, as well as the Solicitation/Recommendation Statement, when they become available.